UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avene, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

[Balaton logo]

BALATON COMPLETES PRIVATE PLACEMENT OF US$250,000
AND SETTLES DEBT

Vancouver, B.C. Canada, March 30, 2004 - Balaton Power Inc. ("Balaton") (OTC BB: "BPWRF") is pleased to announce that it has closed a non-brokered private placement of one million units at a price of US$0.25 per unit for gross proceeds of US$250,000. Each unit consists of one common share of Balaton ("Share") and one non-transferable share purchase warrant ("Warrant Share"). Each Warrant Share entitles the holder for 18 months from the date of issue of the Warrant Share to acquire one additional common share in the capital of Balaton at an exercise price of US$0.40. The Warrant Shares will expire on September 30, 2005. The Shares are subject to a four month hold period which will expire on July 30, 2004. This represents the closing of this private placement negotiated in February 2004.

Balaton also announces that it has settled CAD$15,598.87 of outstanding debt at a deemed price of CAD$0.08 per share resulting in the issuance of 194,986 common shares in the capital of Balaton. Balaton further announces that it has settled approximately US$22,397.39 of outstanding debt, which was negotiated in February, 2004, at a deemed price of US$0.25 per share resulting in the issuance of 89,590 common shares in the capital of Balaton. No insiders of Balaton participated in either shares for debt arrangements.

The securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

CONTACT:

"Richard Burdett"
President
Balaton Power Inc.

19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

BC FORM 51-102F3
(previously BC Form 53-901F)

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1. Name and Address of Company

Balaton Power Inc. (the "Company")
2nd Floor, 1311 Howe Street
Vancouver, B.C.
V6Z 2P3

Telephone: (604) 691-1783

Item 2. Date of Material Change

March 30, 2004

Item 3. News Release

Press Release dated March 30, 2004 disseminated through Stockwatch and Baystreet.

Item 4. Summary of Material Change

The Company announced that it has now closed its private placement of 1 million units at a price of US$0.25 per unit and settled outstanding debt.

Item 5. Full Description of Material Change

The Company has now closed its private placement of 1 million units at a price of US$0.25 per unit for gross proceeds of US$250,000. Each unit consists of one common share of the Company ("Share") and one non-transferable share purchase warrant ("Warrant Share"). Each Warrant Share entitles the holder for 18 months from the date of the issue of the Warrant Share to acquire one additional common share in the capital of the Company at an exercise price of US$0.40. The Warrant Shares will expire on September 30, 2005. The Shares are subject to a four month hold period which will expire on July 30, 2004.

The Company further announced that it has settled outstanding debt of CAD$15,598.87, at a deemed price of CAD$0.08 per share resulting in the issuance of 194,986 common shares in the capital of the Company, and US$22,397.39 at a deemed price of US$0.25 per share resulting in the issuance of 89,950 common shares in the capital of the Company. The debt settlement arrangements were negotiated in October 2003 and February 2004, respectively.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Richard Burdett
President
2nd Floor, 1311 Howe Street
Vancouver, B.C.
V6Z 2P3

Telephone: (604) 691-1783

March 30, 2004 ______________________________ Date

Signed "Michael Rosa"
______________________________
Signature

Michael Rosa
______________________________
Name

Director
______________________________
Position

Vancouver
______________________________
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 2, 2004

/s/ Robert Wyllie
_____________________________
Name: Robert Wyllie
Title: Chief Financial Officer